United States securities and exchange commission logo





                             January 8, 2021

       Michael Hansen
       Chief Executive Officer
       Alkami Technology, Inc.
       5601 Granite Parkway, Suite 120
       Plano, TX 75024

                                                        Re: Alkami Technology,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
14, 2020
                                                            CIK No. 0001529274

       Dear Mr. Hansen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Market and Industry Data, page ii

   1. We note your statement that your market share and market position information is an approximation based
upon management   s knowledge. Please further describe the basis of
                                                        management   s
knowledge that support your statements in the prospectus summary that you have outperformed
the market in winning clients among financial institutions that emphasize retail
banking and that you are one of the fastest-growing digital banking platforms in the United
States.
       Prospectus Summary, page 3

   2.                                                   Please present
financial and operational metrics for each period presented to provide
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FirstName  LastNameMichael Hansen
Alkami Technology, Inc.
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         sufficient context and balance to the disclosures. In this regard, you disclose net dollar revenue retention rate only for nine-months ended September 30, 2020 and the number of clients for fiscal 2020 but do not provide similar disclosure for fiscal 2019.
Prospectus Summary
Overview, page 3

3. Please define how you calculate net dollar revenue retention rate. Our Industry, page 4

4. Please identify the industry source supporting your statement that there are over 350 million digital bank user accounts in the United States and the retail analytics firm that stated foot traffic remained down nearly 25% year-over-year for the week ended
         November 29, 2020.
Our Market Opportunity, page 6

5. Please disclose any material assumptions and limitations associated with your estimate of your total addressable market as addressed in the FI Navigator report. For example, one material limitation on the expected growth of your total addressable market would be the trend of consolidation among financial institutions and that very few new financial institutions are being created.
Risk Factors
Risks Relating to Our Business and Industry
The terms of our credit agreement   , page 36

6.       Please disclose the amount outstanding under your credit agreement.
Anti-takeover provisions contained in our charter documents   , page 40

7. Please briefly describe those provisions in your amended and restated certificate of incorporation that require a 66 2/3% vote to repeal.
Risks Related to this Offering and Ownership of Our Common Stock
The principal stockholders   , page 40

8. Please quantify the beneficial ownership of your executive officers, directors and principal stockholders.
General Risk Factors
Natural or man-made disasters and other similar events   , page 48

9. Please revise this risk factor to discuss the specific impacts of COVID-19 on the company or advise.
 Michael Hansen
FirstName  LastNameMichael Hansen
Alkami Technology, Inc.
Comapany
January    NameAlkami Technology, Inc.
        8, 2021
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of GAAP to Non-GAAP Measures, page 76

10. We note your disclosure on page 67 that you believe non-GAAP cost of subscription services provides investors and other users of your financial information consistency and comparability with your past financial performance and facilitates period-to-period comparisons of operations. Please further clarify why this measure provides useful information to investors. In this regard, it appears to exclude significant expenses that are necessary to generate your subscription revenues. Refer to Item 10 (e) of Regulation S-K.
11. Clarify why it is appropriate to refer to this measure as non-GAAP cost of subscription revenue, which is a similar description to GAAP cost of revenues, and it excludes significant implementation services expenses that are necessary to generate your subscription revenues. Refer to Item 10(e) of Regulation S-K.
Business
Our Industry, page 88

12. Please disclose the source of the statistical information presented in this section.
Executive Compensation, page 115

13. Please provide executive compensation disclosure for the year ended December 31, 2019.
         In this regard, we note that executive compensation disclosure for the year ended
         December 31, 2019 is required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item 402(c) of Regulation S-K. Certain Relationships and Related Party Transactions
Certain Transactions, page 129

14. Please file the agreement with CU cooperative as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Underwriting, page 146

15.      Please disclose the exceptions to the lock-up agreements.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

16. You disclose that implementation and integration of the digital banking platform is complex, and you have determined that the one-time, upfront services do not transfer a promised service to the client. Please further clarify the nature of your implementation services and why they are not distinct from your SaaS services. Tell us how you considered the factors in ASC 606-10-25-19 through ASC 606-10-25-21 in making your
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January 8, 2021
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         determination.
17. Please clarify when you begin to recognize revenue relating to your SAAS arrangements.
         Clarify if you begin to recognize revenue upon commencement of the implementation services or when the customer goes live on your platform, and the basis for this determination.
18. You disclose that for those services that are processed by third party applications you evaluate whether you are acting as a principal or an agent based upon the transfer of control of the services to the customer and after evaluating each of the applications used to provide SaaS services, you have determined that you are acting as the principal in these transactions and record revenue on a gross basis. Please further clarify the nature of the services that are processed by third party applications and how you considered each of the factors in ASC 606-10-55-36 through 55-40.
Stock Based Compensation, page F-11

19. Tell us how you considered your recent sales of preferred shares in the determination of the fair value of your common stock.
Note 8. Redeemable Convertible Preferred Stock and Stockholder's Equity
(Deficit)
Conversion, page F-19

20. Please clarify your disclosure to state whether all of your redeemable convertible preferred shares are convertible upon a qualified IPO, and describe how a qualified IPO is defined.
Note 9 Equity Compensation Plan
Stock Options, page F-20

21. Please disclose the fair value of your shares of common stock used in the determination of the fair value of your stock options for each period presented. Financial Statements
Notes to Financial Statements
Note 15. Subsequent Events, page F-27

22. Please provide your significance test for the acquisition of ACH Alert. We refer you to
FirstName LastNameMichael Hansen
       Rule 3-05 of Regulation S-X. Based on the significance please provide the required
Comapany   NameAlkami
       audited            Technology,
               financial statements andInc.
                                        pro forma information as required by
Article of 11 of
       Regulation  S-X.
January 8, 2021 Page 4
FirstName LastName
 Michael Hansen
FirstName  LastNameMichael Hansen
Alkami Technology, Inc.
Comapany
January    NameAlkami Technology, Inc.
        8, 2021
January
Page 5 8, 2021 Page 5
FirstName LastName
General

23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology